Exhibit 99.1

October 15, 2018

To Whom It May Concern

Pepper Food Service Co., Ltd. 4-1-3 Taihei, Sumida-ku, Tokyo, Japan
Kunio Ichinose Representative Director, President and CEO
Tokyo Stock Exchange Section 1 (Code: 3053) NASDAQ (Ticker Symbol: KPFS)
Inquiries: Hiroto Saruyama, Director and Head of General Affairs Division
Telephone: 81 (0)3 3829 3210

Notice of Amendment to Shareholder Benefit Scheme

Pepper Food Service Co., Ltd. hereby issues a notice of the decision to amend its shareholder benefit scheme as detailed below.

1.	Reason for the Amendment to the Shareholder Benefit Scheme

Pepper Food Service’s shareholder benefit scheme has been available to shareholders listed in the current company shareholder register as owning three units (300 shares) or more of the company’s stock as of June 30th and December 31st each year. In order to allow even more of our shareholders to enjoy shareholder benefits, we have decided make them available to shareholders owning one unit (100 shares) or more of the company’s stock for the first time.

2.	Details of the Amendment to the Shareholder Benefit Scheme

No. of shares owned	Details of benefits
	Before amendment	After amendment
	June 30 & December 31 (Twice a year)	June 30 & December 31 (Twice a year)
At least 100 but fewer than 300 shares	(Newly established)	Meal coupons worth 1,000 yen (500-yen coupons x 2)

At least 300 but fewer than 1,500 shares	Meal coupons worth 3,000 yen (500-yen coupons x 6 (1 set)) or Products - 1 set (see note below)	Same as at left

At least 1,500 but fewer than 3,000 shares	Meal coupons worth 6,000 yen (500-yen coupons x 6 (2 sets)) or Products - 2 sets (see note below)	Same as at left

At least 3,000 shares	Meal coupons worth 9,000 yen (500-yen coupons x 6 (3 sets)) or Products - 3 sets (see note below)	Same as at left

(Note) Details of products will be sent to eligible shareholders together with other documentation related to shares.

3.	Timing of the Amendment to the Shareholder Benefit Scheme

The amendment will be implemented for shareholder benefits awarded to shareholders listed in the current company shareholder register as of December 31, 2018.